ANTHONY L.G., PLLC

laura aNTHONy, esq GEOFFREY ASHBURNE, ESQ* JOHN CACOMANOLIS, ESQ** CHAD FRIEND, ESQ, LLM SVETLANA ROVENSKAYA, ESQ***	www.ANTHONYPLLC.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM

OF COUNSEL: MICHAEL R. GEROE, ESQ, CIPP/US**** CRAIG D. LINDER, ESQ***** PETER P. LINDLEY, ESQ, CPA, MBA STUART REED, ESQ MARC S. WOOLF, ESQ	DIRECT E-MAIL: LANTHONY@ANTHONYPLLC.COM

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April 27, 2021

VIA ELECTRONIC EDGAR FILING

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Clubhouse Media Group, Inc. Amendment No. 1 to Offering Statement on Form 1-A Filed March 26, 2021 File No. 024-11447

Dear Sir or Madam:

We have electronically filed herewith on behalf of Clubhouse Media Group, Inc. (the “Company”) Amendment No. 2 (“Amendment No. 2”) to the above-referenced offering statement on Form 1-A filed on February 9, 2021 and as amended on March 26, 2021 (“Form 1-A”). Amendment No. 2 is marked with < R > tags to show changes made from the Amendment No. 1 to Form 1-A filed on March 26, 2021. In addition, we have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Amir Ben-Yohanan dated April 16, 2021. We trust you shall deem Amendment No. 2 and the contents of this transmittal letter responsive to your comment letter.

Amendment No. 1 to Offering Statement filed March 26, 2021

Cover Page

Comment 1: Please revise the disclosure in your offering circular and in Part I, Item 4 of your Form 1- A to clarify the total number of securities being qualified in connection with this offering. In this regard, we note your disclosure in Item 4 of Part I provides that the total number of securities offered is 3,750,000, while your disclosure in your offering statement provides that you will qualify 3,333,333 shares of your common stock to be sold to investors in this offering, plus 233,333 shares underlying the placement agent’s warrants. Please amend your filing to reconcile these inconsistencies. Please also reconcile the statement on page 15 stating that the Placement Agent warrants allow the placement agent to purchase up to 700,000 shares of common stock. Lastly, please have counsel revise the legal opinion filed as exhibit 12.1 to include the number of shares of common stock underlying the placement agent’s warrants.

Response: In response to the Staff’s comment, we have revised the inconsistencies noted in the comment to consistently provide in the disclosure of Amendment No. 2 for the qualification of (i) the issuance and sale of 5,000,000 shares of common stock to investors in the offering at a fixed initial public offering price of $6.00 per share, (ii) the issuance of placement agent’s warrants to purchase 350,000 shares of common stock, and (iii) the issuance of 350,000 shares of common stock underlying the placement agent’s warrants. We have also revised the legal opinion filed as Exhibit 12.1 to include the number of shares of common stock underlying the placement agent’s warrants.

625 N. FLAGLER DRIVE, SUITE 600 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

April 27, 2021

Capitalization, page 17

Comment 2: Please revise the table to include convertible notes payable and notes payable.

Response: In response to the Staff’s comment, we have revised the capitalization table in Amendment No. 2 to include convertible notes payable and notes payable.

Item 4: Dilution, page 42

Comment 3: Reference is made to the first table. The amounts presented as “Increase in net tangible book value per share attributable to new investors” appear to represent the pro forma net tangible book value per share after this offering. Please revise or advise.

Response: In response to the Staff’s comment, we have revised amounts presented in the first dilution table in Amendment No. 2 to be listed with the proper line items.

Notes to Consolidated Financial Statements

Note 1 - Organization and Operations, page F-9

Comment 4: Reference is made to the last paragraph on page F-10. You disclose that the November 12, 2020 Merger was accounted for as a reverse-merger and recapitalization with WOHG as the accounting acquirer. You disclose that historical financial statements prior to the merger will be those of WOHG; however, this does not appear to be the case. Please explain why you present Tongji Healthcare Group, Inc. audited financial statements. Please also explain why it is appropriate to present any financial information prior to the inception of the accounting acquirer WOHG, which according your initial filings was January 2, 2020.

Response: In response to the Staff’s comment, we have revised the financial statements and footnotes thereto and disclosure in Amendment No. 2 to reflect the proper presentation from January 2, 2020 (inception) to December 31, 2020. All the comparable periods in 2019 that reflected Tongji Healthcare Group, Inc. has been removed. In addition, WOHG is a holding company with no assets and liabilities. The main operations were operated under its subsidiary Doiyen, LLC which was incorporated on January 2, 2020. Since this was a common control transaction, the financial statements will reflect WOHG and its subsidiaries since inception, which is January 2, 2020.

If the Staff has any further comments regarding the Form 1-A, Amendment No.2 or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Nasreen Mohammed / U.S. Securities and Exchange Commission
Adam Phippen /U.S. Securities and Exchange Commission
Nicholas Lamparski /U.S. Securities and Exchange Commission
Erin Jaskot /U.S. Securities and Exchange Commission
Amir Ben-Yohanan/Clubhouse Media Group, Inc.
Craig D. Linder, Esq./Anthony L.G., PLLC

625 N. FLAGLER DRIVE, SUITE 600 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832